Exhibit 99.1

Vision Marine Technologies Enters into a Joint Development Agreement with Weismann Marine, LLC

Montreal, Canada, February 11, 2022 – Vision Marine Technologies, Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), the global technology leader in the electric transition of the recreational boating industry serving both OEMs and consumers, announced today a joint development agreement (“JDA”) with Weismann Marine, LLC to design and develop a lower unit (or gearcase) assembly for the Vision Marine’s E-Motion™ 180 HP outboard propulsion system.

The development of a lower unit assembly requires a specific and precise level of expertise to accommodate the higher torque developed by our E-Motion™ 180hp fully electric powertrain. The higher torque output requires creating a lower unit capable of cooling the motor and maintaining a noiseless operation. This JDA with Weismann Marine provides the technical expertise to deliver a superior product for both OEMs and consumers in the marine industry.

“The lower unit converts the power of the outboard motor, which transfers power from the engine to the prop shaft, which moves the propeller, which in turns propels the boat. The ultimate goal is to create the most efficient power transfer to the propellor. The performance lower unit can be run much higher than a traditional gearcase. This is an important piece of the puzzle,” said Alexandre Mongeon, co-founder, and CEO of Vision Marine.

Weismann Marine’s and Vision Marine’s shared objective is to design an operational prototype for a lower unit designated “MK5”. MK5 will reduce power loss through the gear system, reduce hydrodynamic drag (the flow-through fluids, in our case, flow through the waterways), and mitigate operational gear noise. The prototype is also expected to maximize battery life through propeller efficiency, provide adequate cooling to the powerhead, and have a small nacelle. Weismann Marine will design, develop, procure materials, and produce lower unit prototypes for testing and evaluation.

“Weismann Marine takes great pleasure in having this opportunity to work with Vision Marine on its innovative E-Motion™ powertrain system. We believe that with our combined knowledge and expertise, the MK5 lower unit will help maximize the efficiency of the E-Motion™ outboard and battery, and in so doing create an unrivaled product for the marine industry”, stated Pat Weismann, CEO of Weismann Marine.

This lower unit assembly, when completed, will be incorporated into the E-Motion™ powertrain through our Manufacture & Supply Agreement (announced October 2021) with Linamar Corporation subsidiary McLaren Engineering. The E-Motion™ will be sold in conjunction with a proprietary high density lithium-ion battery provided by leading global battery supplier Octillion Power Systems. This will be the first battery solely designed and manufactured for the marine industry.

About Weismann Marine, LLC

Weismann Marine, LLC, is a prestigious design and manufacturing organization specializing in stern drive designs and powertrains for military and commercial applications. Family owned and operated since the 1960s, the Weismann family have molded its footprint into all forms of racing industries. On the waterways, on land, and in air, the Weismanns have spent eight decades designing and developing its custom Weismann Lockers and Weismann Drivetrains, which have been used globally by numerous world champions. Weismann Marine started to make noise in the boating industry, particularly when they designed and developed 2-speed transmissions for world offshore champions, Kaama and Advanced United. Since that time, Weismann Marine has been a part of several record setting moments in the boat racing world and was the recipient of the Kiekaffer Memorial Award for Innovation in 1997.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (NASDAQ: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the benefits its agreement with Weismann Marine it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2021, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com